PARAMOUNT RESOURCES LTD.
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
Take notice that the Annual and Special Meeting (the “Meeting”) of the Shareholders of Paramount Resources Ltd. (the “Corporation”) will be held in the Devonian Room, Calgary Petroleum Club, 319 Fifth Avenue S.W., Calgary, Alberta, on Wednesday, May 10, 2006, at 3:30 p.m. Calgary time, for the following purposes:
1.	to receive the Consolidated Financial Statements of the Corporation for the fiscal year ended December 31, 2005, together with the report of the auditors thereon;

2.	to elect the directors of the Corporation;

3.	to appoint auditors;

4.	to approve options granted under the Corporation’s stock option plan and amendments to the Corporation’s stock option plan, all as described in the accompanying Management Information and Proxy Circular; and

5.	to transact such other business as may properly come before the Meeting and any adjournment or adjournments thereof.
DATED at Calgary, Alberta, this 3rd day of March 2006.
By order of the Board of Directors
“CHARLES E. MORIN” (signed)
Corporate Secretary
NOTES:
1.	This Notice of Meeting is accompanied by an Instrument of Proxy, a Management Information and Proxy Circular and a copy of the 2005 Annual Report to Shareholders containing the above-mentioned financial statements.
2.	Shareholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy and return it in the envelope provided for that purpose. To be valid, shareholders’ proxies must be deposited either at (a) the registered office of the Corporation at 4700 – 888 Third Street S.W., Calgary, Alberta, T2P 5C5, or (b) the Corporation’s transfer agent, Computershare Trust Company of Canada, Ninth Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Attention: Proxy Department. To be valid shareholders’ proxies must be deposited at either of the above addresses at least 48 hours (excluding Saturdays and holidays) prior to the commencement of the Meeting or any adjournment or adjournments thereof.
3.	Shareholders of record as of the close of business on March 29, 2006, will be entitled to receive notice of and to vote at the Meeting.